IMEROPEX (the "Company") a Delaware Corporation

Financial Statements and
Independent Accountant's Review Report

Year Ended December 31st, 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
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INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
IMEROPEX, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
August 8, 2024
Vincenzo Mongio

IMEROPEX, Inc.
Statement of Financial Position

	As of December 31, 2023
ASSETS	
Current Assets	
Cash and Cash Equivalents	4,229
Total Current Assets	4,229
Non-current Assets	
Patent Costs	5,304
Total Non-Current Assets	5,304
TOTAL ASSETS	9,533
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	88
Total Current Liabilities	88
TOTAL LIABILITIES	88
EQUITY	
Additional Paid-in Capital	332,296
Accumulated Deficit	(322,851)
Total Equity	9,445
TOTAL LIABILITIES AND EQUITY	9,533

IMEROPEX, Inc.
Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/2023	-	-	168,899	(125,316)	43,583
Paid-in Capital		-	163,397	-	163,397
Net Income (Loss)	-		-	(197,535)	(197,535)
Ending Balance 12/31/2023	-	-	332,296	(322,851)	9,445

IMEROPEX, Inc.
Statement of Operations

	Year Ended December 31 2023
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Advertising and Marketing	39,058
General and Administrative	40,078
Research and Development	20,050
Travel	8,611
Utilities	1,042
Professional Fees	91,943
Total Operating Expenses	200,782
Operating Income (loss)	(200,782)
Other Income	
Interest Income and Cashback	3,247
Total Other Income	3,247
Provision for Income Tax	-
Net Income (loss)	(197,535)

IMEROPEX, Inc.
Statement of Cash Flows

	Year Ended December 31 2023
OPERATING ACTIVITIES	
Net Income (Loss)	(197,535)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Prepaid Expenses	16,715
Accounts Payable and Accrued Expenses	(757)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	15,958
Net Cash provided by (used in) Operating Activities	(181,577)
INVESTING ACTIVITIES	
Patent Costs	(450)
Net Cash provided by (used by) Investing Activities	(450)
FINANCING ACTIVITIES	
Paid-in Capital	163,397
Repayment of Loan	(23,016)
Net Cash provided by (used in) Financing Activities	140,381
Cash at the beginning of period	45,875
Net Cash increase (decrease) for period	(41,645)
Cash at end of period	4,230

IMEROPEX, Inc.
Notes to the Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

IMEROPEX, Inc. ("the Company") was formed in Delaware on March 5th, 2024. The Company was originally called IOPEX LLC and was formed in Virginia on March 9th, 2022. The Company then converted to a Virginia C-Corporation called IOPEX, Inc. on January 6th, 2023, prior to its conversion to IMEROPEX, Inc. The Company plans to earn revenue by conducting Immersive Operational Experiments (IOPEXs) for state, local and federal government entities. The Company's headquarters is in Sterling, VA. The Company's customers will be primarily in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Research and Development

The Company expenses research and development ("R&D") costs as incurred. These costs consist primarily of personnel expenses, third-party contract costs, and other direct costs associated with the research and development of new products and technologies.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

In November 2022, the Company took out a $25,000 loan due in November of 2023 with monthly payments of $2,223 accruing interest at 12% annually. The outstanding balance of this loan as of December 31st, 2022 was $23,015. The loan was fully repaid in 2023.

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	-
2025	-
2026	-
2027	-
2028	-
Thereafter	-

NOTE 6 – EQUITY

The Company was originally called IOPEX LLC and was formed in Virginia on March 9th, 2022. The Company then converted to a Virginia C-Corporation called IOPEX, Inc. on January 6th, 2023 prior to its conversion to IMEROPEX, Inc. in 2024.

As of December 31st, 2023, the Company had authorized 100,000 common shares. There were no shares issued or outstanding as of December 31st, 2023.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

See Note 7 – Subsequent Events for additional details.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31st, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 8, 2024, the date these financial statements were available to be issued.

On March 5th, 2024, the Company converted into a Delaware C-Corporation. At that time the Company changed its name from IOPEX, Inc. to IMEROPEX, Inc. The Company is authorized to issue 100,000 shares of common stock at a par value of $0.001.

On July 14th, 2024, the Company approved their 2024 Equity Incentive Plan reserving for issuance of 14,559 common shares to be issued as stock options.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations, incurred negative cash flows from operations, and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.